SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2024

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated November 29, 2024 “RESULTS OF ANNUAL GENERAL MEETING”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: November 29, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

RESULTS OF ANNUAL GENERAL MEETING
DRDGOLD shareholders (“Shareholders”) are advised that the annual general meeting (“AGM”) of Shareholders was held on Wednesday, 27 November 2024. All the ordinary and special resolutions, as set out in the notice of AGM dated 28 October 2024, were approved by the requisite majority of Shareholders present or represented by proxy at the AGM, save for ordinary resolution number 5. Further details regarding the voting results for each of the resolutions are contained below.

All resolutions proposed at the AGM, together with the number and percentage of shares voted, the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:

Ordinary resolution number 1: Appointment of BDO South Africa Inc. (with the designated external audit partner being Jacques Barradas) as the independent external auditors of the Company

Shares Voted 787 406 102 91.07%	Abstained 0.02%	For 99.98%	Against 0.02%

Ordinary resolution number 2: Re-election of Mr Riaan Davel as a director of the Company

Shares Voted 787 173 612 91.05%	Abstained 0.05%	For 99.48%	Against 0.52%

Ordinary resolution number 3: Re-election of Mr Edmund Jeneker as a director of the Company

Shares Voted 787 180 622 91.05%	Abstained 0.04%	For 96.18%	Against 3.82%

Ordinary resolution number 4: Re-election of Ms Prudence Lebina as a director of the Company

Shares Voted 787 199 282 91.05%	Abstained 0.04%	For 99.89%	Against 0.11%

Ordinary resolution number 5: General authority to issue securities for cash

Shares Voted 787 280 712 91.06%	Abstained 0.03%	For 28.89%	Against 71.11%

Ordinary resolution numbers 6.1 – 6.3: Election of Audit Committee members
Ordinary resolution number 6.1: Election of Mr Johan Holtzhausen (Chairman) as a member of the Audit Committee

Shares Voted 787 219 512 91.05%	Abstained 0.04%	For 98.17%	Against 1.83%

Ordinary resolution number 6.2: Election of Ms Prudence Lebina as a member of the Audit Committee

Shares Voted 787 194 452 91.05%	Abstained 0.04%	For 99.89%	Against 0.11%

Ordinary resolution number 6.3: Election of Ms Charmel Flemming as a member of the Audit Committee

Shares Voted 787 184 552 91.05%	Abstained 0.04%	For 99.90%	Against 0.10%

Ordinary non-binding advisory resolution number 7: Endorsement of the Company’s Remuneration Policy

Shares Voted 748 826 498 86.61%	Abstained 4.48%	For 97.53%	Against 2.47%

Ordinary non-binding advisory resolution number 8: Endorsement of the Company’s Implementation Report

Shares Voted 748 821 178 86.61%	Abstained 4.48%	For 90.18%	Against 9.82%

Special resolution number 1: General authority to repurchase issued securities

Shares Voted 787 332 032 91.06%	Abstained 0.03%	For 93.25%	Against 6.75%

Special resolution number 2: Approval of non-executive directors’ remuneration

Shares Voted 786 964 292 91.02%	Abstained 0.07%	For 94.05%	Against 5.95%

Notes
-Percentages of shares voted are calculated in relation to the total issued share capital of DRDGOLD.
-Percentages of shares voted for and against are calculated in relation to the total number of shares voted for each resolution.
-Abstentions are calculated as a percentage in relation to the total issued share capital of DRDGOLD.

Johannesburg
28 November 2024

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